II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

Via EDGAR

February 22, 2021

Ms. Jeanne Baker

Staff Accountant

Office of Life Sciences

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	II-VI Incorporated
Form 10-K for the Fiscal Year Ended June 30, 2020
File No. 001-39375

Dear Ms. Baker:

We are providing this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 22, 2021 regarding the above referenced filing made by II-VI Incorporated (the “Company”). Set forth below are the Staff’s comment and our response.

Form 10-K for the Fiscal Year Ended June 30, 2020

Item 8. Financial Statements and Supplementary Data

Note 5. Revenues from Contracts with Customers, page 76

COMMENT NO. 1:

We note that you disaggregated your revenues by Commercial and US Government which is further disaggregated by Direct Ship Parts and Services. Please explain how reporting revenue in this way provides information about how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. In this regard, we note that in your investor presentations and earnings calls, you discuss your business in terms of certain end markets such as communications, semi-cap, and life sciences, as well as product categories such as your 3D sensing operations. Please tell us how you considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 91 when determining the appropriate categories to use to disaggregate revenue.

T. 724.352.4455 | F. 724.352.5284 | ii-vi.com	1

II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. The objective of the Company’s disaggregated revenue disclosure is to provide the most useful information to users of its financial statements based on categories that are meaningful to the Company while at the same time depicting the nature, amount, timing and uncertainty of revenues and cash flows as affected by economic factors in accordance with the requirements of ASC 606-10-55-89. The level of disaggregation is subject to re-evaluation for appropriate disclosure as necessary due to changes to the Company or its business, either organically or through subsequent acquisitions or divestitures, or otherwise. Since our adoption of ASC 606 in July of fiscal year 2019, the company completed a same-size acquisition for the first time in decades and significantly increased our equity analyst coverage. Both things broadened our investor base and we use the end market disaggregation more frequently to help investors understand the company. Considering the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 91, the Company believes that disaggregating by end market may provide better information regarding the nature, amount, timing, and uncertainty of revenues and cash flows and is the most meaningful criteria in the implementation guidance in paragraph 91. In discussing our operating segments within investor presentations and earnings calls, the Company expects to continue providing end market information, and therefore our disaggregation of our revenue will be consistent with disclosures presented outside of the financial statements.

We accordingly will include disaggregated revenue by end market for our Photonic Solutions and Compound Semiconductors segments in the notes to the consolidated financial statements in our applicable future filings, starting with the Form 10-Q for the quarter ending March 31, 2021.

As an example, in its Form 10-Q for the quarter ending March 31, 2021, the Company will include the following disclosure in its footnote under the heading “Revenue from Contracts with Customers”:

Three Months Ended March 31, 2021
(000’s)	Photonic Solutions		Compound Semiconductors		Total
Industrial	$	xx,xxx	$	xx,xxx	$	xx,xxx
Communications		xx,xxx		xx,xxx		xx,xxx
Aerospace & Defense		xx,xxx		xx,xxx		xx,xxx
Consumer		xx,xxx		xx,xxx		xx,xxx
Other		xx,xxx		xx,xxx		xx,xxx

Total Revenues	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx

T. 724.352.4455 | F. 724.352.5284 | ii-vi.com	2

II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

Three Months Ended March 31, 2020
(000’s)	Photonic Solutions		Compound Semiconductors		Total
Industrial	$	xx,xxx	$	xx,xxx	$	xx,xxx
Communications		xx,xxx		xx,xxx		xx,xxx
Aerospace & Defense		xx,xxx		xx,xxx		xx,xxx
Consumer		xx,xxx		xx,xxx		xx,xxx
Other		xx,xxx		xx,xxx		xx,xxx

Total Revenues	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx

Nine Months Ended March 31, 2021
(000’s)	Photonic Solutions		Compound Semiconductors		Total
Industrial	$	xx,xxx	$	xx,xxx	$	xx,xxx
Communications		xx,xxx		xx,xxx		xx,xxx
Aerospace & Defense		xx,xxx		xx,xxx		xx,xxx
Consumer		xx,xxx		xx,xxx		xx,xxx
Other		xx,xxx		xx,xxx		xx,xxx

Total Revenues	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx

Nine Months Ended March 31, 2020
(000’s)	Photonic Solutions		Compound Semiconductors		Total
Industrial	$	xx,xxx	$	xx,xxx	$	xx,xxx
Communications		xx,xxx		xx,xxx		xx,xxx
Aerospace & Defense		xx,xxx		xx,xxx		xx,xxx
Consumer		xx,xxx		xx,xxx		xx,xxx
Other		xx,xxx		xx,xxx		xx,xxx

Total Revenues	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx

The “Other” caption will include the Life Sciences, Automotive, and Semiconductor Capital Equipment markets.

We will no longer disaggregate Services from Direct Ship Parts as we believe it has become less meaningful over time given the substantial majority of our revenues being generated by Direct Ship Parts. In addition, we do not provide information on Services or Direct Ship Parts to investors or our chief operating decision maker. Additionally, for the same reasons cited above, we believe the disaggregation of the Aerospace & Defense end market will provide greater visibility into the nature, amount, timing, and uncertainty of our future revenues and cash flows beyond the prior disaggregating between our U.S. government and Commercial customers.

T. 724.352.4455 | F. 724.352.5284 | ii-vi.com	3

II-VI Incorporated 375 Saxonburg Boulevard Saxonburg, PA 16056

*        *         *

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your review of the above reference, please contact me at 724-352-5281 or MaryJane.Raymond@ii-vi.com at your earliest convenience.

Sincerely,

II-VI INCORPORATED

By:	/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer and Treasurer

T. 724.352.4455 | F. 724.352.5284 | ii-vi.com	4